June 24, 2011

Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549-7410

Attention:	Tamara J. Tangen Staff Accountant

Re:	AlphaPoint Technology, Inc. Registration Statement on Form S-1/A Filed May 26, 2011 File No. 333-173028

Dear Ms. Tangen:

As per your telephone conference with AlphaPoint’s President and the Company’s auditor, I am submitting to you the Company’s supplemental response to clarify its June 10, 2011 responses to Comments 4 and 5 of your letter dated June 8, 2011.  These comments were specifically directed to the Notes to the Financial Statements:  Nature of Operations and Significant Policies, Revenue Recognition, Page F-9.

SUPPLEMENTAL RESPONSE

The Company (hereinafter referred to as “we” or “us”) believes that it has established vendor specific objective evidence (VSOE) of fair value based on separate sales.

Background:

The Company’s primary product, the AssetCentral asset verification and physical inventory software, can be delivered either “on premise” or via a hosted application (i.e., Software as a Service (“SaaS”)).  Additional product and services are also offered, such as, among others, Radio-frequency identification (RFID) tagging and a web service, Application Programming Interface (API), for third party software integration with AssetCentral.

AlphaPoint Technology, Inc.

June 24, 2011

The Company offers customers any mix of product and services sold separately and individually. All of our quotations define the AssetCentral software as our premiere product, the pricing of which is predicated solely on the number of assets to be tracked or verified (and not based on or reduced by the additional purchase(s) of any of our other offerings, such as installation, training, maintenance (with maintenance consisting of rights to receive upgrades and patches, etc.).  In other words, the price charged is the same regardless of whether it is being sold with the initial software purchase or sold separately at a later date.

Software pricing for each customer is on a per asset basis with the price per asset being based on the number of IT hardware assets to be managed (i.e., the more assets to be tracked the lower the price). Our other products and services are priced separately.   Please note, we inform each potential customer of our complete line of products and services at the initial product and service demonstration.

Since the beginning, the Company has been consistent with the above pricing model:  the sales price is based on the number of assets the customer wishes to track and the mix of products and services the customer requests.  The Post Contract Service (“PCS”) maintenance contracts are strictly offered at an industry standard percentage of 18% of the software price (established by management), regardless of whether purchased initially with the software or at a later date.

In every initial presentation to the customer, we describe our various products and services: software, asset verification and physical inventory, API, RFID, and maintenance, among others. Each customer is given the option of purchasing solely the software or a combination of these product and service offerings, including maintenance with no discount for bundling.

Authority

Per Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ASC 985-605-25-6:  If an arrangement includes multiple elements, the fee shall be allocated to the various elements based on VSOE of fair value, regardless of any separate prices stated in the contract for each element. VSOE of fair value is limited to the following: a.) The price charged when the same element is sold separately; b.) For an element not sold separately, the price established by management having relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace.

Revenue recognition for software and related services is governed by Statement of Position ("SOP") 97-2, Software Revenue Recognition (October 1997). Generally, license revenue is recognized on delivery, while customer support and consulting revenue is recognized as the services are performed. When a single transaction involves both licensing and services, the two elements must be examined separately to determine the amount of revenue allocable to each, based on vendor-specific objective evidence of fair value ("VSOE"). VSOE is determined by the amount that a company typically charges for a license or service, rather than the price stated in any particular contract.

AlphaPoint Technology, Inc.

June 24, 2011

In addition, in a transaction that includes both licenses and services, license revenue may be recognized on delivery only if the sale of the license is separable from the sale of services, and the price of the services is deducted from the amount of the contract. If the sale of the software license and services are inseparable, license revenue cannot be recognized upon delivery. Instead, contract accounting applies, which typically requires the recognition of revenue ratably over the term of the contract. See SOP 97-2, ¶¶ 7, 13, 31 and 65.

In the Matter of BroadVision, Inc., Admin. Proc. File No. 3-11791 (Sec. Exch. Commn. 2005) (http://www.sec.gov/litigation/admin/34-50987.htm).

Factual Analysis

Our software is not required to be modified or customized.  Therefore, we recognize revenue from the software purchase when the software is delivered; we recognize the maintenance revenue, ratably over the maintenance contract period.

Specifically, on February 2, 2010, Meredith Corporation purchased the AssetCentral application and one year of maintenance. The Company offered Meredith our complete mix of product and services and Meredith chose to purchase (1) the AssetCentral application and (2) the one year maintenance “option” in the initial purchase. We do not bundle our product and service offerings: in the Meredith transaction, the customer selected and purchased two of the product and service offerings from the Company. For a fee of 18% of the software price (a fee established by management) the maintenance option granted Meredith Corporation the right to receive upgrades and patches for one year. Meredith Corporation has since renewed the maintenance contract for a second year. This maintenance purchase was independent of any other product or service purchases and was based on the 18% of the original software price (i.e., did not change when sold separately).

The Company has also sold the AssetCentral application without the maintenance offering. As previously stated, in every initial presentation to the customer, we describe our various offerings: software, asset verification and physical inventory, web services API, RFID and maintenance (with maintenance consisting of rights to receive upgrades and patches, etc.). In this instance, Monster.com was offered our complete mix of product and services and only chose to purchase the AssetCentral application and the Connectivity module. We received a purchase order from Monster.com on June 16, 2010; the purchase order specifically requested only (1) the AssetCentral application and (2) the AssetCentral Connectivity module. Monster did not select any other products or services -- specifically, Monster did not select the maintenance offering. We processed the Purchase Order and delivered the invoice to Monster.com for payment.  Subsequent to receiving payment for the invoice, the company received a request from Monster.com to purchase the maintenance service. This request was received on September 14, 2010. In this instance, the customer was offered the complete mix of the company’s product and service offerings and initially chose only the AssetCentral application and Connectivity module – then deciding at a later date to purchase a third product, maintenance.  The maintenance pricing was, again, the standard fee set by management of 18% of the software pricing (i.e., did not change when sold separately).

AlphaPoint Technology, Inc.

June 24, 2011

In many instances of our sales cycle, the product is confirmed before acceptance of the maintenance contract.  There is often a distinct time lag between the customer’s decision to purchase the contract and its decision to purchase the maintenance contract, although both items appear in the customer’s final contract.   Accordingly, we recognize that the purchasing of maintenance contracts is separately decided and a completely separate offering.  Additionally, our pricing, since based on an industry accepted standard of 18%, will not change when separately offered (as was the case with Meredith Corporation’s renewal and Monster’s separate purchase).

Conclusion

We believe that we have established vendor specific objective evidence (VSOE) of separate sales.  In the limited sales to date, our order acceptance processes has been consistent. Thus we believe our lack of operating history is not a factor in establishing our recognition policy.

Furthermore, we do not believe that we need to find an exception to the ratable revenue recognition provisions, described under ASC 985-605-25, as we believe the evidence above establishes VSOE for both our software and our post contract maintenance service.  Based on the above analysis, we believe that we satisfied the VSOE for our software and post service contracts, as our pricing has been defined and consistently applied and will not change, even if it is considered that separate offerings to the market have not occurred (which we believe has occurred).  Our pricing for our software has been defined; our maintenance is priced at an industry standard 18% of the offering price of software.  We have noted that maintenance (PCS) has ‘effectively’ been purchased separately by one customer, has been renewed by another, but more importantly, has been consistently priced, validating our assessment of VSOE for the PSC.   Accordingly, we believe that we have recognized our revenue appropriately, in accordance with ASC 985.

We trust that you will find the foregoing responsive to Comments 4 and 5 of your letter dated June 8, 2011.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile (941) 531-4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

HARRISON LAW, P.A.

/s/ Diane J. Harrison

Diane J. Harrison